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                                 Cenveo, Inc.
                             One Canterbury Green
                               201 Broad Street
                              Stamford, CT 06901

                                               March 29, 2007


BY EDGAR
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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Marc D. Thomas

         Re:      Cenveo, Inc., File No. 02892
                  Form 8-K filed March 16, 2007
                  ---------------------------------

Ladies and Gentlemen:

         This is the response of Cenveo, Inc. (the "Company") to the comment
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letter dated March 20, 2007 from Marc D. Thomas of the staff of the Securities and Exchange Commission (the "Commission") to the Company regarding the
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Company's current report on Form 8-K filed March 16, 2007. The Company notes that the referenced Form 8-K is being amended herewith by a Form 8-K/A giving effect to all of the comments contained in the comment letter.

         In connection with this letter, the Company acknowledges that:

         o it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing; and
         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope that the foregoing is responsive to the staff's comments. Please call Tim Davis at (203) 595-3014 with any questions or comments regarding the foregoing. Thank you for your consideration.

                                         Very truly yours,

                                         Cenveo, Inc.

                                         By:   /s/ Sean S. Sullivan
                                              -----------------------------
                                              Sean S. Sullivan,
                                              Chief Financial Officer